TEVA ESTABLISHES GLOBAL SPECIALTY MEDICINES GROUP

Move is part of strategic plan to optimize commercialization

Newly created group to utilize strong locally-led Generics presence to leverage Teva’s globally-based Specialty offering

Dr. Rob Koremans appointed President and CEO of Global Specialty Medicines Group

JERUSALEM, April 24, 2013 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today the creation of a Global Specialty Medicines (GSM) group. Dr. Rob Koremans will serve as President and CEO Global Specialty Medicines. He will continue to serve on Teva’s Executive Committee and report to Dr. Jeremy Levin, President and CEO of Teva Pharmaceutical Industries Ltd.

“The newly created Global Specialty Medicines group significantly reinforces Teva’s commitment to our patients, customers, and healthcare providers, as it combines the strong local presence we have established in high-quality and accessible generics with our global scale and capabilities in specialty medicines,” said Dr. Levin. “The GSM group will work seamlessly with our regional generics teams. They will complement each other and establish a single, differentiated Teva presence in the market. The creation of this group is a stepping stone in our strategy to optimize our commercialization, and it paves the path forward to make Teva the most indispensable medicines company for the world.”

Dr. Koremans stated, “Teva has an impressive portfolio of Specialty medicines, and this move will further emphasize and strengthen our leadership and innovation in this field. Teva’s unique capabilities in Specialty pharmaceuticals are now concentrated in the new GSM group, so we can deliver more effectively on our commitment to our patients and other stakeholders.”

Teva also announced that Mr. Dipankar Bhattacharjee, formerly Senior Vice President Western Europe, has been promoted to the position of President and CEO of Generics Europe, reporting to Dr. Levin. Mr. Bhattacharjee will also join the Teva Executive Team.

Dr. Levin welcomed the promotion of Mr. Bhattacharjee, saying: “We welcome Dipankar to his new role. He is a terrific leader and will focus on improving and enhancing the European Generics operations, while building and maintaining close interactions with the GSM team.”

As part of the changes implemented, Mr. Larry Downey, formerly Executive Vice President of Teva US Brands, has been appointed President, North America Specialty Medicines, reporting to Dr. Koremans.

BIOGRAPHIES

Dr. Rob Koremans is a medical doctor, graduating from the Erasmus University of Rotterdam, the Netherlands. He began his career at Sanofi SA in marketing and sales roles, and in 1993 moved to Serono Group where he was appointed Vice-President, Europe in 1998. From 2000 to 2007, he was an executive board member of Grunenthal GmbH, a privately held Specialty pharmaceuticals group; and in 2009 he joined the Sanofi group as CEO of Zentiva and as Senior Vice President, Generics Europe. Dr. Koremans joined Teva in 2012 as President and CEO of Teva Europe.

Dipankar Bhattacharjee joined Teva in 2009. Prior to joining Teva as General Manager Teva UK Ltd he served 15 years at Bausch + Lomb in various senior roles, including Vice President Commercial in both Europe and Asia-Pacific regions and Corporate Vice President and President, Asia Pacific Region. He began his career at Nestle S.A. and Bank of America. Mr. Bhattacharjee received his BA degree in economics from St. Stephens College, University of Delhi, and his Masters degree in Management Studies from Jamnalal Bajaj Institute of Management Studies, University of Mumbai.

Larry Downey joined Teva in 1995, as part of the creation of Teva Marion Partners. He has served in various senior roles, most recently as Executive Vice President of Teva US Brands. Prior to joining Teva, he held several management positions in finance, marketing, and business development at Marion Laboratories, predecessor to Sanofi. He received his BS degree in business administration from the University of Missouri in Columbia and MBA degree with emphasis in Marketing from the University of Missouri at Kansas City.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.